Exhibit 99.1

Ellomay Capital Ltd. Announces Fulfillment of Conditions Precedent under the Conditional License of the Manara Project, including Financial Closing and Execution of EPC and O&M Agreements

Tel-Aviv, Israel, February 14, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced all conditions precedent were met under the conditional license issued to the pumped storage hydro project to be constructed in the Manara Cliff, Israel (the “Manara Project”). The Company indirectly owns 83.333% of Ellomay Pumped Storage (2014) Ltd. (the “SPC”), which owns the Manara Project.

The Manara Project is projected to cost approximately NIS 1.53 billion (approximately $472 million).  Amongst the conditions fulfilled is the financial closing of the long-term project finance facilities for the Manara Project (the “Project Finance”), the execution of an engineering, procurement and construction agreement (the “EPC Agreement”) and the execution of an operation and maintenance agreement (the “O&M Agreement”) for the Manara Project.

The Project Finance will be provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Project Finance is in the aggregate amount of NIS 1.18 billion (approximately $364 million), and includes: (i) a senior secured tranche at a fixed rate of interest (with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan), linked to the Israeli Consumer Price Index and to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a subordinated secured tranche at a floating rate of interest (Bank of Israel rate plus  spread) with a slightly shorter maturity. The weighted average annual interest rate spread of the Project Finance is approximately 3.3% during the construction phase and approximately 2.5% during the commercial operation phase. The Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Project Finance also includes ancillary facilities such as Standby, VAT, Guarantees and Debt Service Reserve facilities in an aggregate amount of approximately NIS 146 million (approximately $45 million). The ADSCR for default is 1.05:1.00.

75% of the SPC is owned by Ellomay Water Plants Holdings (2014) Ltd. (“Ellomay Water”) and the remaining 25% are owned by Sheva Mizrakot Ltd. (“Sheva”). 66.667% of Sheva is owned by Ampa Investments Ltd. (“Ampa”) and the remaining 33.333% are owned by Ellomay Water. Accordingly, the Company holds (through its direct holdings in the SPC and through its holdings in Sheva) 83.333% of the Manara Project, and the remaining 16.667% of the Manara Project are held by Ampa through its holdings in Sheva. Sheva and Ellomay Water undertook to provide aggregate financing of approximately NIS 353 million (approximately $ 108.7 million), pro rata to their holdings in the Manara Project.

The Project Finance includes mandatory cash sweeps upon certain cover ratio and other events, cash sweep payments in connection with the subordinated loans and other lender protection mechanisms. In addition, the Project Finance agreement permits the shareholders of the Manara Project to withdraw a developers’ fee at the Actual Completion Date (as such term is defined in the Project Finance agreement) of the Manara Project, subject to availability of funding, provided certain cover ratios are met.

The Company and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period.

In addition, the Company undertook in connection with the Project Finance to maintain control over the Manara Project and to provide customary pledges on the assets of and rights in the project. The shareholders of the SPC provided pledges over their shares, the shareholders’ loans and the shareholders’ Mezzanine loan.

The EPC Agreement was executed under a “turnkey” contract with Electra Infrastructure Ltd. (“Electra Infrastructure”), one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the EPC Agreement is expected to be approximately NIS 1.1 billion (approximately $338 million). In accordance with the EPC Agreement Voith Hydro, the world’s leading manufacturer of hydroelectric turbines (“Voith Hydro”) was nominated as the subcontractor that will be providing the electro-mechanical equipment to the Manara Project.

The O&M Agreement was executed with Mekorot Israel National Water Co., the Israeli national water company (“Mekorot”), fully owned by the Israeli Government, Voith Hydro and Verbund Hydro, one of the largest hydroelectric companies in Europe with extensive expertise in the operation of hydroelectric power plants. The O&M Agreement provides that the O&M contractors will be involved in the construction process through a mobilization period and that O&M services will be provided for a twenty year period, during which Mekorot, Voith Hydro and Verbund will provide O&M services for the initial three years, with Mekorot providing O&M services exclusively for the remaining 17 years.

The Manara Project also received the tariff approval from the Israeli Electricity Authority as well as a building permit. The construction period of the Manara Project is expected to be 62.5 months. The construction is expected to commence following receipt of the Israeli Electricity Authority’s approval that the conditions precedent were met, which is expected to be obtained in the coming weeks.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay Capital is pleased to report the financial closing of the Manara Project. After a long and complicated period, and under very challenging timeframes, the financing, EPC and O&M agreements were executed. The Company views this project as a substantial component of the energy storage portion of its portfolio of assets and estimates that the demand for energy storage will increase. Pumped storage is the most proven, efficient and green storage technology in existence. In addition, pumped storage represents the lowest land footprint compared to its storage abilities. The project is expected to have a long operating period with low operating costs. The Company would like to thank all of the individuals involved with the project, mostly the Company’s employees and advisors who have worked tirelessly in a very challenging period and assisted the Company in reaching this achievement.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including all of the risks relating to projects under development and the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com